Via Facsimile and U.S. Mail
Mail Stop 6010


July 21, 2005


Mr. William R. Schlueter
Senior Vice President and Chief Financial Officer
Security Capital Corporation
Eight Greenwich Office Park
Greenwich, CT 06831

Re:	Security Capital Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed June 28, 2005
	File No.  001-07921

Dear Mr. Schlueter:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 4.  Significant Accounting Policies

Assignment Development Costs, page 39

1. We note from your disclosure that you are capitalizing assignment development costs that you have incurred on behalf of a franchisee and recognizing the expense only at the point in time that a franchisee purchases the property (i.e. when you also recognize revenue). Please tell us how your accounting policy for capitalizing these costs and recording revenue complies with US GAAP. In your response, cite the specific authoritative guidance used and, for the costs capitalized, describe more specifically the types of costs including whether or not they are incurred to independent third parties.

2. In addition it is unclear why you would record an allowance for uncollectible development costs. It would seem that you should record a receivable related to the reimbursement of the costs incurred from the franchisee as that is where the credit risk resides. Please explain to us why you have not recorded a franchisee receivable related to the reimbursement of expenses.

Note 6.  Goodwill and Identified Intangible Assets, page 43

3. We note an increase in the goodwill balance due to a purchase price adjustment of $364 thousand related to the 2002 acquisition of
Barron Risk Management Services. Please tell us how recording this adjustment to goodwill complies with paragraphs 40-41 of SFAS 141.


*    *    *    *

      Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your supplemental responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Joseph Roesler, Review Accountant, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
??

??

??

??

Mr. William R. Schlueter
Security Capital Corporation
July 21, 2005
Page 3